CARL W. STRUBY (816) 460-5834 EMAIL: CSTRUBY@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	2345 GRAND BOULEVARD SUITE 2800 KANSAS CITY, MISSOURI 64108-2684 (816) 292-2000, FAX (816) 292-2001

September 12, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn:  Division of Corporation Finance

Re:      MGP Ingredients, Inc. (File No. 0-17196) Form 10-K

Dear Sirs:

We are transmitting herewith electronically on behalf of MGP Ingredients, Inc. (the “Company”) the Company’s Annual Report on Form 10-K for the fiscal year ended July 1, 2007.

Pursuant to General Instruction D.3, the Company has directed me to advise you that the financial statements in the report reflect no change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Best regards,

LATHROP & GAGE L.C.

By:	/s/ Carl W. Struby
Carl W. Struby

cc:           Mr. Brian T. Cahill